UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-37403

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On May 23, 2017, in connection with the 2017 Annual and Special Meeting of Shareholders of Amaya Inc. (the “Company”) to be held on June 21, 2017 (the “Annual Meeting”), the Company filed on SEDAR at www.sedar.com its (i) Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated May 21, 2017 (the “2017 Information Circular”), (ii) Forms of Proxy for the Annual and Special Meeting (the “Proxies”), and (iii) Voting Instruction Forms for the Annual and Special Meeting (the “VIFs”). Copies of the 2017 Information Circular, Proxies and VIFs are each attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: May 23, 2017	By:	/s/ Rafi Ashkenazi
	Name:	Rafi Ashkenazi
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated May 21, 2017

99.2	Forms of Proxy for the Annual and Special Meeting

99.3	Voting Instruction Forms for the Annual and Special Meeting